O’Melveny & Myers LLP Two Embarcadero Center 28ᵗʰ Floor San Francisco, CA 94111-3823	T: +1 415 984 8700 F: +1 415 984 8701 omm.com

August 6, 2025
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Tracey Houser
Terence O’Brien
Juan Grana
Katherine Bagley

Re:	Heartflow, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed August 1, 2025
File No. 333-288733
To the addressees set forth above:
On behalf of our client, Heartflow, Inc., a Delaware corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comment contained in the Staff’s letter dated August 5, 2025, regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1, as filed via EDGAR to the Commission on August 1, 2025 (the “Registration Statement”).
Concurrently with the submission of this letter, the Company is filing its revised registration statement on Form S-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission for review. The changes reflected in the Revised Registration Statement include those made in response to the comment of the Staff set forth in the Staff’s letter of August 5, 2025.
For the Staff’s convenience, we have reproduced below the comment from the Staff in bold italics, followed by the corresponding response. We have included references to pages in the Revised Registration Statement where the language addressing the comment appears. Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in the Revised Registration Statement.

Austin  •  Century City  •  Dallas  •  Houston  •  Los Angeles  •  Newport Beach  •  New York  •  San Francisco  •  Silicon Valley  •  Washington, DC
Beijing  •  Brussels  •  Hong Kong  •  London  •  Seoul  •  Shanghai  •  Singapore  •  Tokyo

General
1.We note your revised disclosure in response to comment 2. Please revise to disclose the natural person(s) with voting and dispositive control over the shares held by each of BCLS Fund III Investments, LP; Hayfin Services, LLP; and the Wellington Entities, or provide us with your legal analysis as to why you are not required to do so.
Response: In response to the Staff’s comment, the Company has revised the disclosure on page 189.
In addition, the Company has been informed by BCLS Fund III Investments, LP that: With respect to the securities held by BCLS Fund III Investments, LP, no natural person is the beneficial owner of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 promulgated thereunder. As described under “Principal stockholders” on page 188 of the Revised Registration Statement, Bain Capital Life Sciences Investors, LLC is the ultimate general partner of BCLS Fund III Investments, LP. Footnote 1 to the beneficial ownership table on page 188 of the Registration Statement was previously revised to state that voting and investment decisions with respect to securities held by BCLS Fund III Investments, LP are made by the partners of Bain Capital Investors, LLC, of whom there are three or more and none of whom individually has the power to direct such decisions.
Further, the Company has been informed by the Wellington Entities of the following: Wellington Management Company LLP (“Wellington Management”) is the investment adviser to two entities that own shares of common stock of the Company (each a “Wellington Entity”), and which are specifically named in the footnotes to the beneficial ownership table contained in the Registration Statement. As noted in the disclosure, Wellington Management, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser to each Wellington Entity, and Wellington Alternative Investments LLC is general partner to each Wellington Entity. Wellington Management Investment, Inc. is the managing member of Wellington Alternative Investments LLC. Wellington Management is an indirect subsidiary of Wellington Management Group LLP. Under Regulation 13D-G and Section 13(d) of the Exchange Act, Wellington Management Group LLP (“WMG”) and Wellington Management may be deemed beneficial owners with shared voting and investment power over the shares held by each Wellington Entity. Wellington Management, however, has communicated that it believes that it is not appropriate for Wellington Management or WMG to list a natural person who exercises sole or shared voting or dispositive powers with respect to each Wellington Entity. Wellington Management has indicated that it has discussed this issue with the Staff on previous occasions, including in connection with Form S-3 registration statements filed by Provident Bankshares Corporation (File No. 333-125230), IBERIABANK Corporation (File No. 333-139984) and Suffolk Bancorp (File No. 333-184530). Wellington Management has indicated that the Staff agreed with the analysis set forth in those letters. Wellington Management has confirmed to the Company that the statements in such letters remain accurate as they relate to each Wellington Entity. For your convenience, Wellington Management’s previous analysis is summarized below: Wellington Management’s structure and de-centralized approach to investment management does not lend itself to specifying a particular individual that has beneficial ownership. Wellington Management does not have a Chief Investment Officer or any group of individuals who give “top down” direction with respect to investment positions or strategies for portfolios that Wellington Management manages. Because numerous portfolio managers, assisted by others, make investment and voting decisions for the client accounts, beneficial ownership should not be attributed to any single individual within Wellington Management.
Further, the Company has been informed by Hayfin Services, LLP (“Hayfin”) of the following: Each Hayfin entity that has a beneficial interest in shares of the Company’s common stock issuable upon conversion of its redeemable convertible preferred stock or the 2025 Convertible Notes or subject to exercisable warrants is structured as a limited partnership acting by its general partner. The names of such entities and their respective general partners are included in the added disclosure on page 189. As noted in the disclosure, while a general partner entity may be deemed to share voting and investment power over the Company securities held by the limited partnership for which it acts as general partner, in all cases decisionmaking on the exercise of voting and investment power with respect to such securities requires a majority of the board members of its general partner, and no single board member has the power to direct such decisions. Hayfin has communicated to the Company that it believes that it is not appropriate to list a natural person who exercises voting or dispositive power with respect to each Hayfin entity in footnote 3 to the “Principal stockholders” table in the Revised Registration Statement. Hayfin has indicated that it is aware of at least one prior occasion in connection with the S-1 registration statement filed by Surgalign Holdings, Inc. (File No. 333-251828) where the Staff did not require the Company to identify natural persons exercising voting or dispositive power. Hayfin’s structure and approach to investment management do not lend themselves to specifying a particular individual that has beneficial ownership. Hayfin does not have a Chief Investment Officer who gives “top down” direction with respect to investment positions or strategies for funds portfolios that Hayfin manages. Accordingly, beneficial ownership should not be attributed to any single individual within Hayfin. We believe that this analysis is consistent with Section 13(d) of the Exchange Act and Regulation 13D-G as well as the Staff’s long-standing interpretations and publicly expressed positions with respect to those regulations. For example, the no-action letter issued to Southland Corporation on August 10, 1987 has been held out as the Staff’s view that if voting or investment power is held by more than one individual in an entity and those individuals may act only by majority vote and not separately, then the individuals would not be deemed to be beneficial owners of the shares held by that entity. Finally, providing disclosure of natural persons for the Hayfin entities does not provide investors with any additional meaningful information.

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We appreciate the Staff’s comment and request that the Staff contact the undersigned at (415) 984-8943 or rcoombs@omm.com with any questions or comments regarding this letter and/or the Revised Registration Statement.

Sincerely,

/s/ Ryan Coombs
Ryan Coombs

O’Melveny & Myers LLP
cc: John C.M. Farquhar, Chief Executive Officer, Heartflow, Inc.
Vikram Verghese, Chief Financial Officer, Heartflow, Inc.
Angela Ahmad, Chief Legal and Compliance Officer, Heartflow, Inc.
Shelly Heyduk, O’Melveny & Myers LLP
Dave Peinsipp, Cooley LLP
Kristin VanderPas, Cooley LLP
Denny Won, Cooley LLP
Charles S. Kim, Cooley LLP
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